Exhibit 99.2

English translation prepared for the convenience of English-speaking readers

The original version alone is binding

NOTICE OF A CONTEMPLATED MERGER

Pursuant to an agreement dated September 30, 2005,

Société Immobilière et Financière pour l’Alimentation (« SIFA »), a French société anonyme with a capital of € 2,278,956.10, whose registered office is 6 place de la Madeleine, 75008 Paris, registered with the Paris Commercial Court (Tribunal de commerce) under number 722 043 650, and Pernod Ricard, a French société anonyme with a capital of € 290,383,913, whose registered office is 12 place des Etats-Unis, 75016 Paris, registered with the Paris Commercial Court (Tribunal de commerce)  under number 582 041 943, signed the agreement regarding the contemplated merger of SIFA into Pernod Ricard.

SIFA would contribute to Pernod Ricard its assets, valued at € 1,054,083,018 as of the execution date of the merger agreement, it being specified that the general shareholders’ general meeting of SIFA called to decide upon the merger will also be asked to approve the distribution of a maximum dividend of € 18,500,000 which will be finally determined by the board of directors of SIFA so that on the effective date of the merger (set as at January 16, 2006 – the “Effective Date”), the assets (without the 7,215,373 Pernod Ricard shares contributed by SIFA) minus the liabilities of SIFA will be equal to 0.

The net asset value of the contribution, equal to the real value of the 7,215,373 Pernod Ricard shares contributed by SIFA amounts, as of the execution date of the merger agreement, to € 1,054,083,018 (the final net asset value of the contribution at the Effective Date to be determined by the board of directors of Pernod Ricard).

As consideration for this net contribution, 7,215,373 new shares with a par value of € 3.10 each, fully paid-up, would be issued by Pernod Ricard following a € 22,367,656.30 capital increase. These 7,215,373 new shares would be allocated to the holders of the 149,437 SIFA shares, prorata to their ownership.

The global merger premium would amount to € 1,031,715,361.70 as at the execution date of the merger agreement (the final amount of the merger premium at the Effective Date to be determined by the board of directors of Pernod Ricard).

The merger is subject to the condition precedent of approval of the merger by the extraordinary shareholders’ meetings of the two companies, and the approval by the ordinary shareholders’ meeting of SIFA of the exceptional distribution of a maximum dividend of € 18,500,000 which will be finally determined by the board of directors of SIFA so that on the Effective Date, the assets (without the 7,215,373 Pernod Ricard shares contributed by SIFA) minus the liabilities of SIFA will be equal to 0.

Pursuant to article L. 236-6 of the commercial code, the merger agreement was registered with the Paris Commercial Court (Tribunal de commerce) in the two companies’ name on October 7, 2005.

Copies of the board of directors report of the two companies are available, without cost, at the registered office of Pernod Ricard S.A., 12 place des Etats-Unis, 75116 Paris, and on the Pernod Ricard website: www.pernod-ricard.com.

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